Exhibit 3.171(a)

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

WOODSIDE PLANTATION COUNTRY CLUB, INC.

I, the undersigned, for the purposes of amending and restating the Articles of Incorporation originally filed with the Secretary of State of the State of South Carolina on May 11, 1990 pursuant to Section 33-10-107 of the South Carolina Business Corporation Act of 1988, hereby execute this Amended and Restated Articles of Incorporation and do certify as follows:

FIRST. The name of the corporation is Woodside Plantation Country Club, Inc. (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of South Carolina is 5000 Thurmond Mall Boulevard, Columbia, 29201. The name of its registered agent at such address is Corporation Service Company.

THIRD. The Corporation has been formed for the following purposes:

(a)                    to own that certain parcel of real property, together with all improvements located thereon, currently known as the Woodside Plantation Country Club, in the City of Aiken, State of South Carolina (the “Property”) and to operate or cause the Property to be operated;

(b)                   to engage in any activities necessary to purchase, acquire, own, hold, sell, endorse, transfer, assign, pledge, lease, mortgage and finance the Property including, without limitation, the grant of a security interest in or mortgage on such Property;

(c)                    to engage in any activities necessary to hold, receive, exchange, otherwise dispose of and otherwise deal in and exercise all rights, powers, privileges, and all other incidents of ownerships or possession with respect to all of the Corporation’s property;

(d)                   to engage in any activities necessary to authorize, execute and deliver any agreement, notice or document in connection with the activities described above, including the filing of any notices, applications and other documents necessary or advisable to comply with any applicable laws, statutes, rules and regulations; and

(e)                    to engage in any lawful activities and to exercise such powers permitted to corporations under the South Carolina Business Corporation Act of 1988.

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is 1,000. All such shares are to be Voting Common Stock, par value of $1.00 per share, and are to be of one class.

FIFTH. Reserved.

SIXTH. Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Shareholders do not have a right to cumulate their votes for directors.

SEVENTH.

(a)                    The business and affairs of the Corporation shall be managed by or under the direction of the Corporation’s Board of Directors.

(b)                   The number of directors of the Corporation shall be as from time to time fixed by the Corporation’s Board of Directors, or in any other manner provided in the By-Laws of the Corporation.

EIGHTH. In furtherance and not in limitation of the powers conferred by the laws of the State of South Carolina, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the By-Laws of the Corporation, subject to the power of the shareholders of the Corporation to alter or repeal any By-Law whether adopted by them or otherwise.

NINTH. The Corporation shall respect and appropriately document the separate and independent nature of its activities, as compared with those of any other person or entity, take all reasonable steps to continue its identity as a separate legal entity, and make it apparent to third persons that the Corporation is an entity with assets and liabilities distinct from those of any other person or entity.

TENTH. Reserved.

ELEVENTH. A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the South Carolina Business Corporation Act of 1988 as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

TWELFTH. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, and other provisions authorized by the laws of the State of South Carolina at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon shareholders, directors or any other persons whomsoever by and pursuant to these Amended and Restated

Articles of Incorporation in their present form or as hereafter amended are granted subject to the rights reserved in this article.

THIRTEENTH. Reserved.

FOURTEENTH. The Corporation shall not, without the unanimous vote of the entire Board of Directors without any vacancies, institute proceedings to be adjudicated bankrupt or insolvent; or consent to the institution of bankruptcy or insolvency proceedings against it; or file a petition seeking, or seek or consent to, reorganization or relief under any applicable federal or state law relating to bankruptcy; or consent to the appointment of a receiver, liquidator, assignee, trustee, to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of this Corporation or a substantial part of its property; or make any assignment for the benefit of creditors; or admit in writing its inability to pay its debts generally as they become due; or take any corporate action in furtherance of any such action; or take or consent to any of the foregoing actions with respect to any subsidiary of the Corporation.

FIFTEENTH. Reserved.

* * *

IN WITNESS WHEREOF, the undersigned has signed these Amended and Restated Articles of Incorporation this 10th day of November, 2010.

/s/ Ingrid Keiser
Ingrid Keiser Secretary

CERTIFICATE ACCOMPANYING
AMENDED AND RESTATED ARTICLES OF INCORPORATION

The attached Amended and Restated Articles of Incorporation contain one or more amendments to the corporation’s Articles of Incorporation. Pursuant to Section 33-10-107(d)*(2), the following information concerning the amendments is hereby submitted:

1.          On November 9, 2010, the corporation adopted the following amendments to its articles of incorporation:

The Articles of Incorporation, as previously amended, were amended in their entirety to read as set forth on Exhibit A hereto.

2.          The amendments do not provide for the exchange, reclassification or cancellation of issued shares.

3.          The amendments were adopted by the shareholders. On the date of the adoption of the amendments, 1,000 undisputed shares were cast for the amendment by the holders of common stock. The number cast for the amendment was sufficient for approval by that voting group.

Dated: November 10, 2010.	WOODSIDE PLANTATION COUNTRY CLUB, INC.

	By	/s/ Ingrid Keiser
Name: Ingrid Keiser
Its: Secretary